RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Three Months Ended March 31,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2014	2013	2012	2011	2010

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$629	$2,447	$2,296	$2,323	$1,964
Capitalized interest	(10)	(69)	(70)	(62)	(62)
Depreciation of capitalized interest	5	20	20	22	18
Dividends from less than 50%-owned companies carried at equity	—	10	7	6	9
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$624	$2,408	$2,253	$2,289	$1,929
Fixed charges
Interest on long-term and short-term debt	$46	$178	$141	$145	$118
Capitalized interest	10	69	70	62	62
Rental expenses representative of an interest factor	11	43	39	38	37
Total fixed charges	$67	$290	$250	$245	$217

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$691	$2,698	$2,503	$2,534	$2,146
RATIO OF EARNINGS TO FIXED CHARGES	10.3	9.3	10.0	10.3	9.9